UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Long form of Press Release

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park II, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

October 16, 2012.

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

By: /s/ Pedro Toll

Name: Pedro Toll
Title: General Manager

BLADEX’S YEAR-TO-DATE NET INCOME TOTALS $68.5 MILLION, OR $1.81 PER SHARE;

THIRD QUARTER NET INCOME OF $13.0 MILLION, OR $0.34 PER SHARE

PANAMA CITY, October 16, 2012 – Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”) announced today results for the third quarter and the nine months ended September 30, 2012.

Third quarter and Year-To-Date 2012 Business Highlights

•	Bladex’s third quarter Net Income (*) totaled $13.0 million, or $0.34 per share, compared to $16.3 million, or $0.44 per share, in the third quarter 2011, and $23.2 million, or $0.61 per share, in the second quarter 2012, as improved performance in core financial intermediation activities was offset by lower contributions from capital market transactions, non-core activities and extraordinary items.

•	Net Income in the first nine months 2012 reached $68.5 million, a $10.1 million, or 17%, improvement compared to the same period 2011, as growth in core results more than offset lower contributions from non-core activities.

•	The Commercial Division’s third quarter 2012 Net Income totaled $23.7 million, compared to $14.5 million in the third quarter 2011, and $15.7 million in the second quarter 2012. The Division’s Net Income in the first nine months 2012 totaled $65.2 million, compared to $35.6 million in the same period 2011. The year-to-date Net Income increase of $29.6 million, or 83%, mainly reflects higher net interest income due to increased average lending balances (+12%) and average lending rates (+65 bps), along with lower reserve requirements for credit losses associated with the Commercial Portfolio’s risk profile.

•	As of September 30, 2012, the Commercial Division’s portfolio balances totaled $5.8 billion, up 4% from the third quarter 2011, and 3% from June 30, 2012, as the Division’s portfolio expanded within the Corporate Segment (+9% YoY; +5% QoQ), with continued diversification into the Middle-Market Segment (+52% YoY; +16% QoQ), while slightly decreasing lower margin portfolio levels in the Financial Institutions Segment (-10% YoY; -2% QoQ). Average balances increased 9% during the first nine months 2012 compared to 2011, and rose 1% quarter-on-quarter.

•	Credit quality remained sound, as non-accrual balances were unchanged at $24.0 million as of September 30, 2012, representing 0.4% of the loan portfolio, compared to $33.1 million, or 0.7% of the loan portfolio, as of September 30, 2011. The ratio of the allowance for credit losses to the Commercial Portfolio was 1.5% as of September 30, 2012, compared to 1.7% as of September 30, 2011, and 1.6% as of June 30, 2012, while credit provision levels as of these dates represented 372%, 288%, and 384% of non-accrual balances, respectively.

•	The Treasury Division posted a quarterly loss of $7.2 million, compared to a gain of $0.2 million in the previous quarter, and Net Income of $5.2 million in 2011, as interest and non-interest income declined as a result of reduced securities portfolio balances and capital markets activity, along with the valuation effects of derivative instruments. The Division maintained focus on prudent liquidity management and the continued strengthening of its funding base.

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•	The Asset Management Unit reported a Net Loss of $3.5 million in the quarter, compared to a gain of $1.7 million in the previous quarter, and a Net Loss of $3.4 million in the third quarter of 2011, mainly as a result of trading activity in the Investment Funds. The Bank resumed partial redemptions of retained earnings, and is in advanced stages of negotiating a transaction to divest the Unit, with expected completion by year-end.

•	As of September 30, 2012, the year-to-date annualized return on the Bank’s average stockholders’ equity (“ROE”) stood at 11.5%, while the Bank’s Tier 1 capital ratio remained at 17.9%, with leverage at 7.8 times. The Bank’s equity consists entirely of issued and fully paid ordinary common stock.

(*) Net income or loss attributable to Bladex (“Net Income”, or “Net Loss”).

CEO's Comments

Mr. Rubens V. Amaral Jr., Bladex’s Chief Executive Officer, stated the following regarding the Bank’s results: “This quarter once again demonstrated the strength of Bladex’s business model, as the Bank continues to add value to clients with a focus on trade finance. While the quarter had a slow start, the Bank saw an acceleration of economic activity in several countries across the Region, which helped propel portfolio growth towards the end of the quarter. Although Bladex is aware of the potential downside risks in the global economy, the Bank sees positive prospects for the Region going forward as economic activity increases across most Latin-American countries.

The credit quality of the Bank’s portfolio further improved as Bladex remained on track with cautious and proactive risk management, while liquidity remained strong. With reduced dependency on short-term funding, Bladex is now embarking on a process of carefully improving the margin profile of the lending book, as market conditions improve even further over the coming months. Meanwhile, and as capital market valuations remain volatile and expensive, the Bank is refraining from growing exposures in its securities investment portfolios.

Instead, Bladex is focusing on further improving the Bank’s funding mix in terms of quality of counterparty risk and tenor structure. Furthermore, with potentially significant impact on Bladex’s future ability to consistently generate increased fee income, the Bank is diligently working to fulfill a growing list of mandates to provide value-added services to clients.

While the performance of Bladex’s Asset Management Unit had an adverse impact on third quarter results, the Bank is pleased with the progress of successfully concluding the divestiture of the Unit. Negotiations are in advanced stages, and Bladex hopes to provide further details to the markets in the near future. The Bank remains confident that this solution will allow the Unit to embark on the growth path it deserves given its successful inception-to-date track record. Bladex, on the other hand, will be able to substantially reduce its investment, while remaining entirely focused on further developing core capabilities.” Mr. Amaral concluded.

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RESULTS BY BUSINESS SEGMENT

COMMERCIAL DIVISION

The Commercial Division incorporates the Bank’s core business of financial intermediation and fee generation. Net Income includes net interest income from loans, fee income, allocated operating expenses, reversals or provisions for loan and off-balance sheet credit losses, and any recoveries, net of impairment of assets.

The Commercial Portfolio includes the book value of loans, selected deposits placed, equity investments, acceptances, and contingencies (including letters of credit, stand-by letters of credit, and guarantees covering commercial risk and credit commitments).

As of September 30, 2012, the Commercial Division’s portfolio balances totaled $5.8 billion, a 3% increase from the previous quarter, and a 4% increase from the third quarter 2011. Average balances increased 1% quarter-on-quarter, and 9% during the first nine months 2012 compared to 2011. The increases were mainly attributable to the Division’s portfolio growth in non-bank segments, as a gradual diversification into the higher margin Middle-Market segment continued (+52% YoY; +16% QoQ). Portfolio balances in the Financial Institutions segment decreased compared to the prior quarter and the third quarter 2011 as a result of the Division’s focus on improving returns on a risk-adjusted basis.

The Commercial Portfolio continued to be short-term and trade-related in nature: $4.6 billion, or 79%, of the Commercial Portfolio matures within one year. Trade financing operations represented 67% of the portfolio, while the remaining balance consisted primarily of lending to banks and corporations involved in foreign trade.

The following graphs illustrate the geographic composition of the Bank’s Commercial Portfolio by country of risk, and demonstrate the diversified countries’ exposure, as well as the diversification of corporate and middle-market companies across industry segments:

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During the third quarter 2012, credit disbursements totaled $2.7 billion, an increase of 2% from the second quarter 2012, and a 2% decrease from the third quarter 2011. For the first nine months 2012, disbursements reached $7.8 billion, compared to $8.2 billion during the same period 2011.

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Refer to Exhibit X for additional information relating to the Bank’s Commercial Portfolio distribution by country, and Exhibit XII for the Bank’s distribution of credit disbursements by country.

(US$ million)	9M12	9M11	3Q12	2Q12	3Q11
Commercial Division:
Net interest income	$81.3	$57.1	$27.5	$27.0	$22.4
Non-interest operating income (1)	8.3	7.9	2.8	2.4	3.7
Net operating revenues (2)	89.6	65.0	30.3	29.4	26.1
Operating expenses	(26.9)	(26.1)	(9.6)	(8.8)	(9.2)
Net operating income (3)	62.7	38.9	20.7	20.6	16.9
Reversal of provision (provision) for loan and off-balance sheet credit losses, net	2.5	(3.2)	3.0	(4.9)	(2.4)
Recoveries, net of impairment of assets	0.0	(0.1)	0.0	0.0	0.0
Net Income	$65.2	$35.6	$23.7	$15.7	$14.5

3Q12 vs. 2Q12

The Commercial Division’s third quarter 2012 Net Income totaled $23.7 million, compared to $15.7 million in the second quarter 2012. The $8.0 million, or 51%, increase was mainly driven by $3.0 million in reversals of provisions for credit losses due to a shift in the portfolio mix towards lower risk transactions, compared to a $4.9 million provision requirement in the previous quarter. Allocated operating expenses increased 9% QoQ, mainly from employee related expenses.

3Q12 vs. 3Q11

The Division’s Net Income increased $9.2 million, or 63%, compared to $14.5 million in the third quarter 2011, primarily as a result of (i) a $5.1 million, or 23%, increase in net interest income attributable to higher average loan portfolio balances (+5%) and lending rates (+54 bps), and (ii) a $5.4 million positive variation in generic provisions for credit losses reflecting the high quality risk profile of the Commercial Portfolio. Allocated operating expenses grew 4% YoY, as net operating revenues grew 16% over the same period.

9M12 vs. 9M11

During the first nine months 2012, the Division’s Net Income totaled $65.2 million, compared to $35.6 million in the same period 2011. The $29.6 million, or 83%, increase was mainly the result of (i) a $24.2 million, or 42%, increase in net interest income associated with higher average loan portfolio balances (+12%) and lending rates (+65 bps), and (ii) a $5.7 million positive variation in reversals (provisions) for credit losses due to improved country and client risk exposure profiles in the Commercial Portfolio. Allocated operating expenses remained nearly flat compared to the same period (+3%) in 2011, while net operating revenues grew 38%.

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TREASURY DIVISION

The Treasury Division incorporates the Bank’s funding and liquidity management functions, along with its investment securities activities. Net Income is presented net of allocated operating expenses, and includes net interest income on Treasury activities and net other income (loss) relating to Treasury activities.

Liquid assets (8) totaled $520 million as of September 30, 2012, compared to $702 million as of June 30, 2012, and $532 million as of September 30, 2011 as the Bank continues conservative and proactive liquidity management.

As of September 30, 2012, the securities available-for-sale portfolio totaled $180 million, compared to $177 million as of June 30, 2012, and $412 million as of September 30, 2011, as positions held in that portfolio were sold during the first half of the year, taking advantage of favorable Latin American debt valuations. This quarter, capital markets activity was minimal, with only minor select bond purchases and no reductions of positions. As of September 30, 2012, the available-for-sale portfolio consisted of readily quoted Latin American securities, 90% of which were sovereign or state-owned risk (refer to Exhibit XI for a per-country distribution of the Treasury portfolio). The available-for-sale portfolio is marked-to-market, with the impact recorded in stockholders’ equity through the Other Comprehensive Income (Loss) Account (“OCI”).

As of September 30, 2012, deposit balances were $2.3 billion, nearly unchanged from the prior quarter, and down 6% year-on-year. Deposits represented 42% of total liabilities at the end of the third quarter 2012, compared to 44% a quarter ago, and 45% a year ago. Short-term borrowings and securities sold under repurchase agreements (“Repos”) reached $1,089 million as of September 30, 2012, a 24% quarter-on-quarter increase, and a 25% year-on-year decrease. Borrowings and long-term debt amounted to $2.0 billion as of September 30, 2012, nearly unchanged from the prior quarter, and an increase of $577 million, or 40%, year-on-year, with inflows of over $750 million from bond issuances and syndications in the two-to-five-year tenor range recorded in the first half of 2012.

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(US$ million)	9M12	9M11	3Q12	2Q12	3Q11
Treasury Division:
Net interest income	$0.2	$16.1	$(1.9)	$(0.5)	$5.9
Non-interest operating income (1)	7.4	3.0	(1.9)	3.9	2.0
Net operating revenues (2)	7.6	19.1	(3.8)	3.4	7.9
Operating expenses	(9.7)	(7.5)	(3.4)	(3.2)	(2.7)
Net operating income (3, 4)	(2.1)	11.6	(7.2)	0.2	5.2
Net Income	$(2.1)	$11.6	$(7.2)	$0.2	$5.2

3Q12 vs. 2Q12

In the third quarter 2012, the Treasury Division reported a Net Loss of $7.2 million, compared to Net Income of $0.2 million in the second quarter 2012. The $7.4 million variance during the period was due to the combined effects of: (i) a $5.8 million decrease in non-interest operating income, mainly related to the absence of gains on sale of securities available-for-sale, and to an adverse impact from the valuation of hedging instruments; and (ii) a $1.4 million decrease in net interest income, mostly attributable to the amortization of accounting adjustments to financial instruments for which hedge accounting was discontinued.

3Q12 vs. 3Q11

Compared to Net Income of $5.2 million in the third quarter 2011, the Division’s $7.2 million Net Loss in the third quarter 2012 was mostly driven by (i) a $7.8 million decrease in net interest income, resulting from lower average interest-earning securities portfolio balances, along with increased average funding costs as average funding tenors expanded in 2012, (ii) a $3.9 million decrease in non-interest operating income from adverse variations of derivative instrument valuations, and the absence of gains on the sale of securities available-for-sale, and (iii) a $0.7 million increase in allocated operating expenses.

9M12 vs. 9M11

The Treasury Division’s Net Loss of $2.1 million in the first nine months 2012, compared to Net Income of $11.6 million in the same period 2011 was mainly driven by a $15.9 million decrease in net interest income, as a result of higher average funding costs due to increased funding tenors, along with lower average balances in the available for sale portfolio, and a $2.2 million increase in allocated operating expenses, both partially offset by a $4.4 million increase in non-interest operating income mainly from gains on sales of available-for-sale securities.

ASSET MANAGEMENT UNIT

The Asset Management Unit incorporates the Bank’s asset management activities. The Unit’s Investment Funds primarily follow a Latin America macro strategy, utilizing a combination of products (foreign exchange, equity indices, interest rate swaps, and sovereign credit products) to establish long and short positions in the markets.

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The Unit’s Net Income includes net interest income on the Investment Funds, as well as net gains (losses) from investment fund trading, other related income (loss), allocated operating expenses, and Net Income attributable to the redeemable non-controlling interest.

(US$ million)	9M12	9M11	3Q12	2Q12	3Q11
Asset Management Unit:
Net interest income (loss)	$(0.8)	$0.4	$(0.5)	$(0.5)	$0.4
Non-interest operating income (1)	4.0	14.4	(2.6)	3.8	(3.5)
Net operating revenues (2)	3.2	14.8	(3.1)	3.3	(3.1)
Operating expenses	(3.2)	(3.1)	(0.4)	(1.5)	(0.5)
Net operating income (3)	0.0	11.7	(3.5)	1.8	(3.6)
Net income	0.0	11.7	(3.5)	1.8	(3.6)
Net income attributable to the redeemable noncontrolling interest	0.2	0.5	0.0	0.1	(0.2)
Net Income	$(0.2)	$11.2	$(3.5)	$1.7	$(3.4)

3Q12 vs. 2Q12

The Asset Management Unit reported a Net Loss of $3.5 million in the third quarter 2012 compared to Net Income of $1.7 million in the prior quarter, mainly driven by trading losses in the Investment Fund.

3Q12 vs. 3Q11

The Unit’s Net Loss of $3.5 million in the third quarter 2012 reflects results similar to those reported in the same period 2011.

9M12 vs. 9M11

During the first nine months 2012, the Unit reported a Net Loss of $0.2 million, compared to Net Income of $11.2 million in the same period 2011. The $11.4 million year-on-year reduction was primarily attributable to a $10.4 million decrease in non-interest operating income as a result of lower trading gains from the Investment Fund, along with a $1.2 million decrease in net interest income.

As of September 30, 2012, the Investment Fund’s net asset value totaled $114 million, compared to $122 million as of June 30, 2012, and $136 million as of September 30, 2011. As of the same dates, Bladex’s ownership of the Bladex Offshore Feeder Fund was 98.23%, 98.30% and 96.22%, respectively.

The Bank resumed partial redemptions of retained earnings, and is in advanced stages of negotiating a transaction to divest the Unit, with expected completion by year-end.

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CONSOLIDATED RESULTS OF OPERATIONS

KEY FINANCIAL FIGURES AND RATIOS

The following table illustrates the consolidated results of operations of the Bank for the periods indicated below:

(US$ million, except percentages and per share amounts)	9M12	9M11	3Q12	2Q12	3Q11
Net Interest Income	$80.7	$73.6	$25.1	$26.0	$28.7
Net Operating Income by Business Segment:
Commercial Division	$62.7	$38.9	$20.7	$20.6	$16.9
Treasury Division	$(2.1)	$11.6	$(7.2)	$0.2	$5.2
Asset Management Unit	$0.0	$11.7	$(3.5)	$1.8	$(3.6)
Net Operating Income	$60.6	$62.2	$10.0	$22.6	$18.5
Net income - business segment	$63.1	$58.9	$13.0	$17.7	$16.1
Net income attributable to the redeemable noncontrolling interest	$0.2	$0.5	$0.0	$0.1	$(0.2)
Net Income attributable to Bladex - business segment	$62.9	$58.4	$13.0	$17.6	$16.3
Other income unallocated - Gain on sale of premises and equipment	$5.6	$0.0	$0.0	$5.6	$0.0
Net Income attributable to Bladex	$68.5	$58.4	$13.0	$23.2	$16.3

Net Income per Share (5)	$1.81	$1.58	$0.34	$0.61	$0.44
Book Value per common share (period end)	$21.34	$19.71	$21.34	$21.29	$19.71
Return on Average Equity (“ROE”)	11.5%	10.8%	6.4%	11.7%	8.7%
Operating Return on Average Equity ("Operating ROE") (6)	10.1%	11.5%	4.9%	11.4%	9.9%
Return on Average Assets (“ROA”)	1.5%	1.4%	0.9%	1.5%	1.1%
Net Interest Margin	1.75%	1.80%	1.64%	1.72%	1.90%
Efficiency Ratio (7)	40%	37%	57%	37%	40%

Liquid Assets / Total Assets (8)	8.2%	8.5%	8.2%	11.3%	8.5%
Liquid Assets / Total Deposits	22.3%	21.3%	22.3%	29.5%	21.3%

Non-Accruing Loans to Total Loans, net	0.4%	0.7%	0.4%	0.5%	0.7%
Allowance for Credit Losses to Commercial Portfolio	1.5%	1.7%	1.5%	1.6%	1.7%
Credit provision to non-accruing balances	372.3%	287.8%	372.3%	383.9%	287.8%

Total Assets	$6,352	$6,293	$6,352	$6,227	$6,293

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NET INTEREST INCOME AND MARGINS

(US$ million, except percentages)	9M12	9M11	3Q12	2Q12	3Q11
Net Interest Income
Commercial Division	$81.3	$57.1	$27.5	$27.0	$22.4
Treasury Division	0.2	16.1	(1.9)	(0.5)	5.9
Asset Management Unit	(0.8)	0.4	(0.5)	(0.5)	0.4
Consolidated	$80.7	$73.6	$25.1	$26.0	$28.7

Net Interest Margin*	1.75%	1.80%	1.64%	1.72%	1.90%
* Net interest income divided by the average balance of interest-earning assets.

3Q12 vs. 2Q12

In the third quarter 2012, net interest income reached $25.1 million, compared to $26.0 million in the previous quarter. The $0.9 million, or 4%, decrease from the previous quarter was mainly due to the amortization of free-standing financial instruments, partially offset by the positive impact of a 1% increase in average loan portfolio balances.

3Q12 vs. 3Q11

Net interest income decreased $3.6 million, or 13%, when compared to the third quarter 2011, primarily due to the combined effects of:

(i)	A $2.2 million decrease resulting from the net impact of higher average interest rates on the Bank’s assets and liabilities mainly attributable to higher average interest rates relating to the shift in interest bearing liabilities towards longer tenors.

(ii)	Higher average interest-earning asset balances, driven by the increase in average loan portfolio and deposit balances, partially offset by lower investment security balances, resulting in a $0.6 million increase in net interest income, which were more than offset by the effects of higher interest bearing liability balances (-$2.0 million).

9M12 vs. 9M11

During the first nine months 2012, net interest income reached $80.7 million, compared to $73.6 million in the same period 2011. The $7.1 million, or 10%, increase primarily reflects the combined effects of:

(i)	The net impact of higher average interest rates on the Bank’s assets and liabilities, mainly driven by higher average rates relating to the increase in lending margins, partly offset by a shift towards longer interest bearing liability tenors, both of which resulted in a $5.0 million increase in net interest income.

(ii)	Higher average interest-earning asset levels (+12%), primarily average loan portfolio balances, which resulted in an $11.2 million overall increase in interest income, partially offset by a $9.0 million increase in interest expense, associated with a 13% increase in average interest-bearing liabilities.

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FEES AND COMMISSIONS

(US$ million)	9M12	9M11	3Q12	2Q12	3Q11
Letters of credit	$6.1	$6.5	$1.9	$2.0	$2.8
Loan fees	0.4	1.1	0.1	0.2	0.8
Third party investors (BAM)	0.1	0.1	0.0	0.0	0.0
Other*	0.2	0.1	0.1	0.1	0.0
Fees and Commissions, net	$6.8	$7.8	$2.1	$2.4	$3.7
* Net of commission expenses

Fees and commissions totaled $2.1 million in the third quarter 2012, compared to $2.4 million in the previous quarter, and $3.7 million in the third quarter 2011.

During the first nine months 2012, fees and commissions totaled $6.8 million, compared to $7.8 million in the first nine months 2011, resulting in a $1.0 million, or 12%, decrease in commission income, mostly from lower portfolio balances in the letters of credit business and reduced transactional fee income relating to loan operations.

PORTFOLIO QUALITY AND PROVISION FOR CREDIT LOSSES

(In US$ million)	30-Sep-11	31-Dec-11	31-Mar-12	30-Jun-12	30-Sep-12
Allowance for Loan Losses:
Balance at beginning of the period	$80.8	$79.8	$88.5	$79.2	$82.2
Provisions (reversals)	(1.0)	7.7	(3.5)	2.9	0.6
Charge-offs, net of recoveries	(0.0)	1.0	(5.8)	0.0	0.2
End of period balance	$79.8	$88.5	$79.2	$82.2	$83.0

Reserve for Losses on Off-balance Sheet Credit Risk:
Balance at beginning of the period	$11.9	$15.3	$8.9	$8.0	$10.0
Provisions (reversals)	3.5	(6.4)	(0.9)	2.0	(3.6)
End of period balance	$15.3	$8.9	$8.0	$10.0	$6.4

Total Allowance for Credit Losses	$95.2	$97.4	$87.2	$92.1	$89.4

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The allowance for loan and off-balance sheet credit losses totaled $89.4 million as of September 30, 2012, compared to $92.1 million as of June 30, 2012, and $95.2 million as of September 30, 2011. The $2.7 million quarter-on-quarter net decrease in the total allowance for credit losses was mainly driven by a reversal on provisions for losses on off-balance sheet credit risk as the letter of credit portfolio balances declined, partially offset by reserve requirements relating to higher loan portfolio balances. The $5.8 million year-on-year decrease in the total allowance for credit losses was mainly attributable to the improved risk profile of the Bank’s portfolio composition. The ratio of the allowance for credit losses to the Commercial Portfolio ending balances was 1.5% as of September 30, 2012, compared to 1.6% as of June 30, 2012, and 1.7% as of September 30, 2011.

As of September 30, 2012, the non-accrual portfolio balances totaled $24.0 million, the same level as in the previous quarter, representing 0.4% of the loan portfolio, compared to 0.5% of the loan portfolio in the previous quarter, and $33.1 million, or 0.7% of the loan portfolio, as of September 30, 2011. Credit provision levels as of these dates represented 372%, 384%, and 288% of non-accrual balances, respectively.

OPERATING EXPENSES

(US$ million)	9M12	9M11	3Q12	2Q12	3Q11
Salaries and other employee expenses	$24.3	$21.8	$8.6	$8.0	$7.4
Depreciation and amortization of premises and equipment	1.7	1.7	0.7	0.5	0.5
Professional services	3.2	3.5	1.0	1.1	1.6
Maintenance and repairs	1.4	1.2	0.6	0.4	0.4
Expenses from the investment fund	0.2	0.7	(0.4)	0.3	(0.5)
Other operating expenses	9.0	7.8	3.0	3.2	3.0
Total Operating Expenses	$39.8	$36.7	$13.5	$13.5	$12.4

Quarterly Variation

Operating expenses in the third quarter 2012 totaled $13.5 million, essentially unchanged compared to the previous quarter, and compared to $12.4 million in the third quarter 2011. The quarterly increase of $1.1 million, or 9%, versus the third quarter 2011 was primarily attributable to higher salary and other employee expenses mainly associated with an increased average workforce.

9M12 vs. 9M11

During the first nine months 2012, operating expenses totaled $39.8 million, compared to $36.7 million during the same period 2011. The $3.1 million, or 8%, increase in operating expenses during the period was primarily attributable to salary and other employee expenses mainly from higher average headcount in the Commercial Division and Risk Department, along with other operating expenses resulting from the relocation of the Bank´s corporate office.

The Bank’s 2012 year-to-date efficiency ratio stood at 40% compared to 37% in the same period 2011, as net operating revenues from the Commercial Division increased 38% year-on-year, partially offset by the impact of lower revenue contributions from the Treasury Division and the Asset Management Unit, and an 8% YoY increase in operating expenses.

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As of September 30, 2012, the Bank’s operating expenses to average assets ratio improved to 87 bps, compared to 90 bps as of September 30, 2011.

CAPITAL RATIOS AND CAPITAL MANAGEMENT

The following table shows capital amounts and ratios at the dates indicated:

(US$ million, except percentages and per share amounts)	9M12	9M11	3Q12	2Q12	3Q11
Tier 1 Capital (9)	$813	$741	$813	$808	$741
Total Capital (10)	$870	$796	$870	$864	$796
Risk-Weighted Assets	$4,536	$4,395	$4,536	$4,443	$4,395
Tier 1 Capital Ratio	17.9%	16.9%	17.9%	18.2%	16.9%
Total Capital Ratio	19.2%	18.1%	19.2%	19.4%	18.1%
Stockholders’ Equity	$814	$732	$814	$808	$732
Stockholders’ Equity to Total Assets	12.8%	11.6%	12.8%	13.0%	11.6%
Accumulated other comprehensive income (loss) ("OCI")	$(1)	$(13)	$(1)	$(1)	$(13)
Leverage (times) (11)	7.8	8.6	7.8	7.7	8.6

The Bank’s equity consists entirely of issued and fully paid ordinary common stock. As of September 30, 2012, the Bank’s Tier 1 capital ratio was 17.9%, compared to 18.2% as of June 30, 2012, and 16.9% as of September 30, 2011. The Bank’s leverage as of these dates was 7.8x, 7.7x, and 8.6x, respectively.

The Bank’s common shares outstanding totaled 38.1 million as of September 30, 2012, compared to 37.9 million as of June 30, 2012, and 37.1 million as of September 30, 2011.

RECENT EVENTS

▪	Quarterly dividend payment: At the Board of Director’s meeting held October 16, 2012, the Bank’s Board approved a quarterly common dividend of $0.30 per share corresponding to the third quarter 2012. This represents an increase of 20% over the dividend paid corresponding to the second quarter 2012. The dividend will be paid November 1, 2012, to stockholders registered as of October 26, 2012.

14

▪	Ratings update: On July 31, 2012, Fitch Ratings upgraded Bladex’s Issuer Default Ratings (“IDR”) to ‘BBB+’ from ‘BBB’ with a ‘Stable’ Outlook. On September 25, 2012, Standard & Poor’s affirmed the Bank’s credit rating at ‘BBB/A-2’, with a “Stable” Outlook.

Note: Various numbers and percentages set forth in this press release have been rounded and, accordingly, may not total exactly.

Footnotes:

(1)	Non-interest operating income (loss) refers to net other income (expense) excluding reversals (provisions) for credit losses, gain on sale of premises and equipment, and recoveries, net of impairment of assets. By business segment, non-interest operating income includes:

Commercial Division: Net fees and commissions and Net related other income (expense).

Treasury Division: net gain (loss) on sale of securities available-for-sale, impact of derivative hedging instruments, gain (loss) on foreign currency exchange, and gain (loss) on trading securities.

Asset Management Unit: Gains from Investment Fund trading and related other income (expense).

(2)	Net Operating Revenues refers to net interest income plus non-interest operating income.

(3)	Net Operating Income (Loss) refers to net interest income plus non-interest operating income, minus operating expenses.

(4)	Treasury Division’s net operating income includes: (i) interest income from interest bearing deposits with banks, investment securities and trading assets, net of allocated cost of funds; (ii) other income (expense) from derivative financial instrument and hedging; (iii) net gain (loss) from trading securities; (iv) net gain (loss) on sale of securities available for sale; (v) gain (loss) on foreign currency exchange; and (vi) allocated operating expenses.

(5)	Net Income per Share calculations are based on the average number of shares outstanding during each period.

(6)	Operating ROE: Annualized net operating income divided by average stockholders’ equity.

(7)	Efficiency ratio refers to consolidated operating expenses as a percentage of net operating revenues.

(8)	Liquid assets consist of investment-grade ‘A’ securities, and cash and due from banks, excluding pledged regulatory deposits. Liquidity ratio refers to liquid assets as a percentage of total assets.

(9)	Tier 1 Capital is calculated according to Basel I capital adequacy guidelines, and is equivalent to stockholders’ equity excluding the OCI effect of the Available for Sale portfolio. Tier 1 Capital ratio is calculated as a percentage of risk weighted assets. Risk-weighted assets are, in turn, also calculated based on Basel I capital adequacy guidelines.

(10)	Total Capital refers to Tier 1 Capital plus Tier 2 Capital, based on Basel I capital adequacy guidelines. Total Capital ratio refers to Total Capital as a percentage of risk weighted assets.

(11)	Leverage corresponds to assets divided by stockholders’ equity.

15

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments. The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this press release refer to the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the positive trend of lending spreads, the increase in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating income and return on equity in future periods, including income derived from the Treasury Division and Asset Management Unit, the improvement in the financial and performance strength of the Bank and the progress the Bank is making. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated growth of the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for credit losses; the need for additional provisions for credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals.

About Bladex

Bladex is a supranational bank originally established by the Central Banks of Latin American and Caribbean countries to support trade finance in the Region. Based in Panama, its shareholders include central banks and state-owned entities in 23 countries in the Region, as well as Latin American and international commercial banks, along with institutional and retail investors. Through September 30, 2012, Bladex had disbursed accumulated credits of approximately $188 billion.

Conference Call Information

There will be a conference call to discuss the Bank’s quarterly results, held in conjunction with the Bank’s “Bladex Day” event at the New York Stock Exchange-Euronext, on Wednesday, October 17, 2012 at 12:30 p.m. New York City time (Eastern Time).  For those interested in participating, please dial (800) 311-9401 in the United States or, if outside the United States, (334) 323-7224.  Participants should use conference ID# 8034, and dial in five minutes before the call is set to begin.  There will also be a live audio webcast of the conference at http://www.bladex.com.

The conference call will become available for review on Conference Replay one hour after its conclusion, and will remain available through December 17, 2012. Please dial (877) 919-4059 or (334) 323-7226, and follow the instructions.  The conference ID# for the replayed call is 48360127. For more information, please access http://www.bladex.com or contact:

Mr. Christopher Schech

Chief Financial Officer

Bladex

Business Park Torre V, Piso 5

Avenida La Rotonda

Urbanización Costa del Este

Panama City, Panama

Tel: (507) 210-8630

E-mail address: cschech@bladex.com

Investor Relations Firm:

i-advize Corporate Communications, Inc.

Mrs. Melanie Carpenter / Mr. Peter Majeski

20 Broad Street, 25th Floor, New York, NY 10005

Tel: (212) 406-3694

E-mail address: bladex@i-advize.com

16

EXHIBIT I

CONSOLIDATED BALANCE SHEETS

	AT THE END OF,
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	September 30, 2012	June 30, 2012	September 30, 2011	CHANGE	%	CHANGE	%
	(In US$ million)

ASSETS:
Cash and due from banks	$539	$732	$585	$(193)	(26)%	$(46)	(8)%
Trading assets	6	7	26	(1)	(14)	(20)	(77)
Securities available-for-sale	180	177	412	3	2	(232)	(56)
Securities held-to-maturity	27	26	32	1	4	(5)	(16)
Investment fund	114	122	136	(8)	(7)	(22)	(16)
Loans	5,491	5,170	5,060	321	6	431	9
Less:
Allowance for loan losses	83	82	80	1	1	3	4
Unearned income and deferred fees	7	7	6	0	0	1	17
Loans, net	5,401	5,081	4,974	320	6	427	9

Customers' liabilities under acceptances	1	3	71	(2)	(67)	(70)	(99)
Accrued interest receivable	36	37	33	(1)	(3)	3	9
Premises and equipment, net	12	12	7	0	0	5	71
Derivative financial instruments used for hedging - receivable	21	13	2	8	62	19	950
Other assets	16	17	16	(1)	(6)	0	0

TOTAL ASSETS	$6,352	$6,227	$6,293	$125	2%	$59	1%

LIABILITIES AND STOCKHOLDERS' EQUITY:
Deposits:
Demand	$111	$221	$108	$(110)	(50)%	$3	3%
Time	2,224	2,156	2,388	68	3	(164)	(7)
Total Deposits	2,334	2,377	2,496	(43)	(2)	(162)	(6)

Trading liabilities	31	0	1	31	n.m. (*)	30	n.m. (*)
Securities sold under repurchase agreements	109	155	391	(46)	(30)	(282)	(72)
Short-term borrowings	980	723	1,065	257	36	(85)	(8)
Acceptances outstanding	1	3	71	(2)	(67)	(70)	(99)
Accrued interest payable	25	18	12	7	39	13	108
Borrowings and long-term debt	2,011	2,056	1,434	(45)	(2)	577	40
Derivative financial instruments used for hedging - payable	14	54	48	(40)	(74)	(34)	(71)
Reserve for losses on off-balance sheet credit risk	6	10	15	(4)	(40)	(9)	(60)
Other liabilities	23	19	22	4	21	1	5
TOTAL LIABILITIES	$5,535	$5,415	$5,556	$120	2%	$(21)	(0)%

Redeemable noncontrolling interest	3	4	5	(1)	(25)	(2)	(40)

STOCKHOLDERS' EQUITY:
Common stock, no par value, assigned value of US$6.67	280	280	280	0	0	0	0
Additional paid-in capital in excess of assigned value of common stock	121	122	130	(1)	(1)	(9)	(7)
Capital reserves	95	95	95	0	0	0	0
Retained earnings	411	407	355	4	1	56	16
Accumulated other comprehensive loss	(1)	(1)	(13)	(0)	60	12	(92)
Treasury stock	(92)	(97)	(116)	5	(5)	24	(21)

TOTAL STOCKHOLDERS' EQUITY	$814	$808	$732	$6	1%	$82	11%

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$6,352	$6,227	$6,293	$125	2%	$59	1%

(*)  "n.m." means not meaningful.

EXHIBIT II

CONSOLIDATED STATEMENTS OF INCOME

(In US$ thousand, except per share amounts and ratios)

	FOR THE THREE MONTHS ENDED
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	September 30, 2012	June 30, 2012	September 30, 2011	CHANGE	%	CHANGE	%

INCOME STATEMENT DATA:
Interest income	$47,654	$46,827	$42,582	$827	2%	$5,072	12%
Interest expense	(22,571)	(20,811)	(13,887)	(1,760)	8	(8,684)	63

NET INTEREST INCOME	25,083	26,016	28,695	(933)	(4)	(3,612)	(13)

Reversal of provision (provisions) for loan losses	(581)	(2,916)	1,072	2,335	(80)	(1,653)	(154)

NET INTEREST INCOME, AFTER REVERSAL OF PROVISION (PROVISION) FOR LOAN LOSSES	24,502	23,100	29,767	1,402	6	(5,265)	(18)

OTHER INCOME (EXPENSE):
Reversal of provision (provision) for losses on off-balance sheet credit risk	3,609	(2,002)	(3,470)	5,611	(280)	7,079	(204)
Fees and commissions, net	2,128	2,374	3,656	(246)	(10)	(1,528)	(42)
Derivative financial instrument and hedging	(1,859)	1,960	935	(3,819)	(195)	(2,794)	(299)
Net gain (loss) from investment fund trading	(2,638)	3,727	(3,579)	(6,365)	(171)	941	(26)
Net gain (loss) from trading securities	2,276	769	(150)	1,507	196	2,426	n.m. (*)
Net gain on sale of securities available-for-sale	0	1,724	1,778	(1,724)	(100)	(1,778)	(100)
Loss on foreign currency exchange	(2,358)	(538)	(516)	(1,820)	338	(1,842)	357
Gain on sale of premises and equipment	0	5,626	0	(5,626)	(100)	0	n.m. (*)
Other income, net	766	133	122	633	476	644	528
NET OTHER INCOME (EXPENSE)	1,924	13,773	(1,224)	(11,849)	(86)	3,148	(257)

OPERATING EXPENSES:
Salaries and other employee expenses	(8,565)	(8,005)	(7,433)	(560)	7	(1,132)	15
Depreciation and amortization of premises and equipment	(678)	(506)	(461)	(172)	34	(217)	47
Professional services	(1,045)	(1,075)	(1,576)	30	(3)	531	(34)
Maintenance and repairs	(566)	(449)	(438)	(117)	26	(128)	29
Expenses from the Investment Fund	425	(331)	544	756	(228)	(119)	(22)
Other operating expenses	(3,024)	(3,180)	(2,994)	156	(5)	(30)	1
TOTAL OPERATING EXPENSES	(13,453)	(13,546)	(12,358)	93	(1)	(1,095)	9

Net Income	$12,973	$23,327	$16,185	$(10,354)	(44)	$(3,212)	(20)

Net Income (loss) attributable to the redeemable noncontrolling interest	(37)	104	(154)	(141)	(136)	117	(76)

NET INCOME ATTRIBUTABLE TO BLADEX	$13,010	$23,223	$16,339	$(10,213)	(44)%	$(3,329)	(20)%

PER COMMON SHARE DATA:
Basic earnings per share	0.34	0.61	0.44
Diluted earnings per share	0.34	0.61	0.44

Weighted average basic shares	38,031	37,833	37,068
Weighted average diluted shares	38,246	38,075	37,348

PERFORMANCE RATIOS:
Return on average assets	0.9%	1.5%	1.1%
Return on average stockholders' equity	6.4%	11.7%	8.7%
Net interest margin	1.64%	1.72%	1.90%
Net interest spread	1.35%	1.45%	1.72%
Operating expenses to total average assets	0.88%	0.89%	0.81%

(*)  "n.m." means not meaningful.

SUMMARY OF CONSOLIDATED FINANCIAL DATA
(Consolidated Statements of Income, Balance Sheets, and Selected Financial Ratios)	EXHIBIT III

	FOR THE NINE MONTHS ENDED
	September 30, 2012	September 30, 2011
	(In US$ thousand, except per share amounts & ratios)

INCOME STATEMENT DATA:
Net interest income	$80,729	$73,582
Fees and commissions, net	6,819	7,754
Reversal of provision (provision) for loan and off-balance sheet credit losses, net	2,521	(3,152)
Derivative financial instrument and hedging	541	1,443
Recoveries, net of impairment of assets	0	(57)
Net gain from investment fund trading	3,898	14,234
Net gain (loss) from trading securities	11,475	(1,640)
Net gain on sale of securities available-for-sale	6,030	3,040
Gain (loss) on foreign currency exchange	(10,846)	15
Gain on sale of premises and equipment	5,626	0
Other income (expense), net	1,696	372
Operating expenses	(39,828)	(36,744)
Net Income	$68,661	$58,847
Net Income attributable to the redeemable noncontrolling interest	207	464
NET INCOME ATTRIBUTABLE TO BLADEX	$68,454	$58,383

BALANCE SHEET DATA (In US$ millions):
Investment securities and trading assets	213	470
Investment fund	114	136
Loans, net	5,401	4,974
Total assets	6,352	6,293
Deposits	2,334	2,496
Securities sold under repurchase agreements	109	391
Short-term borrowings	980	1,065
Borrowings and long-term debt	2,011	1,434
Total liabilities	5,535	5,556
Stockholders' equity	814	732

PER COMMON SHARE DATA:
Basic earnings per share	1.81	1.58
Diluted earnings per share	1.81	1.57
Book value (period average)	21.13	19.59
Book value (period end)	21.34	19.71

(In thousand):
Weighted average basic shares	37,716	36,915
Weighted average diluted shares	37,813	37,079
Basic shares period end	38,141	37,126

SELECTED FINANCIAL RATIOS:
PERFORMANCE RATIOS:
Return on average assets	1.5%	1.4%
Return on average stockholders' equity	11.5%	10.8%
Net interest margin	1.75%	1.80%
Net interest spread	1.50%	1.61%
Operating expenses to total average assets	0.87%	0.90%

ASSET QUALITY RATIOS:
Non-accruing loans to total loans, net of discounts (1)	0.4%	0.7%
Charge offs to total loan portfolio (1)	0.1%	0.0%
Allowance for loan losses to total loan portfolio (1)	1.5%	1.6%
Allowance for losses on off-balance sheet credit risk to total contingencies	2.0%	3.1%

CAPITAL RATIOS:
Stockholders' equity to total assets	12.8%	11.6%
Tier 1 capital to risk-weighted assets	17.9%	16.9%
Total capital to risk-weighted assets	19.2%	18.1%

(1)      Loan portfolio is presented net of unearned income and deferred loan fees.

EXHIBIT IV

CONSOLIDATED STATEMENTS OF INCOME

	FOR THE NINE MONTHS ENDED
	(A)	(B)	(A) - (B)
	September 30, 2012	September 30, 2011	CHANGE	%
(In US$ thousand)
INCOME STATEMENT DATA:
Interest income	$142,860	$111,334	$31,526	28%
Interest expense	(62,131)	(37,752)	(24,379)	65
NET INTEREST INCOME	80,729	73,582	7,147	10
Reversal of provision (provisions) for loan losses	11	(1,153)	1,164	(101)
NET INTEREST INCOME, AFTER REVERSAL OF PROVISION (PROVISION) FOR LOAN LOSSES	80,740	72,429	8,311	11

OTHER INCOME (EXPENSE):
Reversal of provision (provision) for losses on off-balance sheet credit risk	2,510	(1,999)	4,509	(226)
Fees and commissions, net	6,819	7,754	(935)	(12)
Derivative financial instrument and hedging	541	1,443	(902)	(63)
Recoveries, net of impairment of assets	0	(57)	57	(100)
Net gain from investment fund trading	3,898	14,234	(10,336)	(73)
Net gain (loss) from trading securities	11,475	(1,640)	13,115	(800)
Net gain on sale of securities available-for-sale	6,030	3,040	2,990	98
Gain (loss) on foreign currency exchange	(10,846)	15	(10,861)	n.m. (*)
Gain on sale of premises and equipment	5,626	0	5,626	n.m. (*)
Other income, net	1,696	372	1,324	356
NET OTHER INCOME (EXPENSE)	27,749	23,162	4,587	20

OPERATING EXPENSES:
Salaries and other employee expenses	(24,274)	(21,808)	(2,466)	11
Depreciation and amortization of premises and equipment	(1,648)	(1,702)	54	(3)
Professional services	(3,239)	(3,461)	222	(6)
Maintenance and repairs	(1,442)	(1,243)	(199)	16
Expenses from the Investment Fund	(189)	(733)	544	(74)
Other operating expenses	(9,036)	(7,797)	(1,239)	16
TOTAL OPERATING EXPENSES	(39,828)	(36,744)	(3,084)	8

Net Income	$68,661	$58,847	$9,814	17

Net Income attributable to the redeemable noncontrolling interest	207	464	(257)	(55)

Net Income attributable to Bladex	$68,454	$58,383	$10,071	17%

(*)   "n.m." means not meaningful.

EXHIBIT V

CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE THREE MONTHS ENDED
	September 30, 2012			June 30, 2012			September 30, 2011
	AVERAGE		AVG.	AVERAGE		AVG.	AVERAGE		AVG.
	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE
	(In US$ million)

INTEREST EARNING ASSETS
Interest bearing deposits with banks	$713	$0.4	0.23%	$777	$0.5	0.26%	$528	$0.3	0.25%
Loans, net of unearned income & deferred loan fees	5,029	45.5	3.54	4,935	44.4	3.56	4,787	36.7	3.00
Non-accrual loans	24	0.5	8.82	24	0.5	8.90	26	0.6	8.74
Trading assets	7	0.0	0.00	7	0.0	0.00	23	0.3	5.92
Investment securities	204	1.1	2.16	231	1.3	2.24	492	3.7	2.92
Investment fund	119	0.1	0.26	121	0.0	0.15	148	0.9	2.37

TOTAL INTEREST EARNING ASSETS	$6,096	$47.7	3.06%	$6,094	$46.8	3.04%	$6,004	$42.6	2.78%

Non interest earning assets	56			50			96
Allowance for loan losses	(82)			(79)			(80)
Other assets	15			25			19

TOTAL ASSETS	$6,084			$6,090			$6,040

INTEREST BEARING LIABILITIES
Deposits	$2,259	$3.3	0.58%	$2,222	$3.0	0.53%	$2,290	$2.4	0.42%
Trading liabilities	0	0.0	0.00	0	0.0	0.00	1	0.0	0.00
Investment fund	0	0.0	n.m. (*)	0	0.0	n.m. (*)	0	0.1	n.m. (*)
Securities sold under repurchase agreement and Short-term borrowings	881	3.7	1.65	922	4.2	1.82	1,377	3.5	0.98
Borrowings and long term debt	2,041	15.5	2.97	2,045	13.6	2.63	1,489	7.9	2.07

TOTAL INTEREST BEARING LIABILITIES	$5,181	$22.6	1.70%	$5,189	$20.8	1.59%	$5,157	$13.9	1.05%

Non interest bearing liabilities and other liabilities	$85			$99			$132

TOTAL LIABILITIES	5,266			5,288			5,289

Redeemable noncontrolling interest	3			4			5

STOCKHOLDERS' EQUITY	$814			$798			745

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$6,084			$6,090			$6,040

NET INTEREST SPREAD			1.35%			1.45%			1.72%
NET INTEREST INCOME AND NET INTEREST MARGIN		$25.1	1.64%		$26.0	1.72%		$28.7	1.90%

(*)   "n.m." means not meaningful.

EXHIBIT VI

CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE NINE MONTHS ENDED
	September 30, 2012			September 30, 2011
	AVERAGE		AVG.	AVERAGE		AVG.
	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE
	(In US$ million)

INTEREST EARNING ASSETS
Interest bearing deposits with banks	$775	$1.5	0.26%	$394	$0.7	0.23%
Loans, net of unearned income & deferred loan fees	4,951	133.7	3.55	4,429	97.3	2.90
Non-accrual loans	26	1.6	8.04	28	1.8	8.27
Trading assets	8	0.1	1.16	32	1.5	6.06
Investment securities	268	5.2	2.56	439	8.2	2.47
Investment fund	121	0.7	0.79	155	1.9	1.60

TOTAL INTEREST EARNING ASSETS	$6,149	$142.9	3.05%	$5,477	$111.3	2.68%

Non interest earning assets	55			61
Allowance for loan losses	(83)			(81)
Other assets	21			15

TOTAL ASSETS	$6,143			$5,473

INTEREST BEARING LIABILITIES
Deposits	$2,276	$9.4	0.54%	$1,996	$6.2	0.41%
Trading liabilities	0	0.0	0.00	2	0.0	0.00
Investment fund	0	0.1	n.m. (*)	0	0.1	n.m. (*)
Securities sold under repurchase agreement and Short-term borrowings	1,100	15.1	1.80	1,284	9.9	1.01
Borrowings and long term debt	1,873	37.6	2.64	1,358	21.6	2.09

TOTAL INTEREST BEARING LIABILITIES	$5,249	$62.1	1.56%	$4,641	$37.8	1.07%

Non interest bearing liabilities and other liabilities	$92			$100

TOTAL LIABILITIES	5,341			4,740

Redeemable noncontrolling interest	4			9

STOCKHOLDERS' EQUITY	797			723

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$6,143			$5,473

NET INTEREST SPREAD			1.50%			1.61%

NET INTEREST INCOME AND NET INTEREST MARGIN		$80.7	1.75%		$73.6	1.80%

(*)   "n.m." means not meaningful.

EXHIBIT VII

CONSOLIDATED STATEMENT OF INCOME

(In US$ thousand, except per share amounts and ratios)

	NINE MONTHS	FOR THE THREE MONTHS ENDED					NINE MONTHS
	ENDED						ENDED
	SEP 30/12	SEP 30/12	JUN 30/12	MAR 31/12	DEC 31/11	SEP 30/11	SEP 30/11

INCOME STATEMENT DATA:
Interest income	$142,860	$47,654	$46,827	$48,379	$46,093	$42,582	$111,334
Interest expense	(62,131)	(22,571)	(20,811)	(18,749)	(16,965)	(13,887)	(37,752)

NET INTEREST INCOME	80,729	25,083	26,016	29,630	29,128	28,695	73,582

Reversal of provision (provisions) for loan losses	11	(581)	(2,916)	3,508	(7,688)	1,072	(1,153)

NET INTEREST INCOME AFTER REVERSAL (PROVISION) FOR LOAN LOSSES	80,740	24,502	23,100	33,138	21,440	29,767	72,429

OTHER INCOME (EXPENSE):
Reversal of provision (provision) for losses on off-balance sheet credit risk	2,510	3,609	(2,002)	903	6,447	(3,470)	(1,999)
Fees and commissions, net	6,819	2,128	2,374	2,317	2,975	3,656	7,754
Derivative financial instrument and hedging	541	(1,859)	1,960	440	1,480	935	1,443
Recoveries, net of impairment of assets	0	0	0	0	0	0	(57)
Net gain (loss) from investment fund trading	3,898	(2,638)	3,727	2,809	6,080	(3,579)	14,234
Net gain (loss) from trading securities	11,475	2,276	769	8,430	(4,854)	(150)	(1,640)
Net gains on sale of securities available-for-sale	6,030	0	1,724	4,306	373	1,778	3,040
Gain (loss) on foreign currency exchange	(10,846)	(2,358)	(538)	(7,950)	4,255	(516)	15
Gain on sale of premises and equipment	5,626	0	5,626	0	0	0	0
Other income, net	1,696	766	133	797	105	122	372

NET OTHER INCOME (EXPENSE)	27,749	1,924	13,773	12,052	16,861	(1,224)	23,162

TOTAL OPERATING EXPENSES:	(39,828)	(13,453)	(13,546)	(12,829)	(13,292)	(12,358)	(36,744)

Net Income	$68,661	$12,973	$23,327	$32,361	$25,009	$16,185	$58,847

Net Income (loss) attributable to the redeemable noncontrolling interest	207	(37)	104	140	212	(154)	464

NET INCOME ATTRIBUTABLE TO BLADEX	$68,454	$13,010	$23,223	$32,221	$24,797	$16,339	$58,383

SELECTED FINANCIAL DATA

PER COMMON SHARE DATA
Basic earnings per share	$1.81	$0.34	$0.61	$0.86	$0.67	$0.44	$1.58

PERFORMANCE RATIOS
Return on average assets	1.5%	0.9%	1.5%	2.1%	1.6%	1.1%	1.4%
Return on average stockholders' equity	11.5%	6.4%	11.7%	16.6%	13.1%	8.7%	10.8%
Net interest margin	1.75%	1.64%	1.72%	1.90%	1.84%	1.90%	1.80%
Net interest spread	1.50%	1.35%	1.45%	1.68%	1.64%	1.72%	1.61%
Operating expenses to average assets	0.87%	0.88%	0.89%	0.82%	0.83%	0.81%	0.90%

EXHIBIT VIII

BUSINESS SEGMENT ANALYSIS

(In US$ million)

	FOR THE NINE MONTHS ENDED		FOR THE THREE MONTHS ENDED
	SEP 30/12	SEP 30/11	SEP 30/12	JUN 30/12	SEP 30/11

COMMERCIAL DIVISION:
Net interest income (1)	$81.3	$57.1	$27.5	$27.0	$22.4
Non-interest operating income (2)	8.3	7.9	2.8	2.4	3.7
Operating expenses (3)	(26.9)	(26.1)	(9.6)	(8.8)	(9.2)
Net operating income (4)	62.7	38.9	20.7	20.6	16.9
Reversal of provision (provisions) for loan and off-balance sheet credit losses, net	2.5	(3.2)	3.0	(4.9)	(2.4)
Recoveries, net of impairment of assets	0.0	(0.1)	0.0	0.0	0.0
NET INCOME ATTRIBUTABLE TO BLADEX	$65.2	$35.6	$23.7	$15.7	$14.5
Average interest-earning assets (5)	4,983	4,461	5,053	4,959	4,826
End-of-period interest-earning assets (5)	5,484	5,084	5,484	5,163	5,084

TREASURY DIVISION:
Net interest income (1)	$0.2	$16.1	$(1.9)	$(0.5)	$5.9
Non-interest operating income (2)	7.4	3.0	(1.9)	3.9	2.0
Operating expenses (3)	(9.7)	(7.5)	(3.4)	(3.2)	(2.7)
Net operating income (4)	(2.1)	11.6	(7.2)	0.2	5.2
NET INCOME ATTRIBUTABLE TO BLADEX	$(2.1)	$11.6	$(7.2)	$0.2	$5.2
Average interest-earning assets (6)	1,038	861	917	1,006	1,031
End-of-period interest-earning assets (6)	744	1,019	744	934	1,019

ASSET MANAGEMENT UNIT:
Net interest income (loss) (1)	$(0.8)	$0.4	$(0.5)	$(0.5)	$0.4
Non-interest operating income (2)	4.0	14.4	(2.6)	3.8	(3.5)
Operating expenses (3)	(3.2)	(3.1)	(0.4)	(1.5)	(0.5)
Net operating income (loss) (4)	0.0	11.7	(3.5)	1.8	(3.6)
Net income (loss)	0.0	11.7	(3.5)	1.8	(3.6)
Net income attributable to the redeemable noncontrolling interest	0.2	0.5	0.0	0.1	(0.2)
NET INCOME ATTRIBUTABLE TO BLADEX	$(0.2)	$11.2	$(3.5)	$1.7	$(3.4)
Average interest-earning assets (6)	128	155	126	129	148
End-of-period interest-earning assets (6)	121	142	121	130	142

CONSOLIDATED:
Net interest income (1)	$80.7	$73.6	$25.1	$26.0	$28.7
Non-interest operating income (2)	19.7	25.3	(1.7)	10.1	2.2
Operating expenses (3)	(39.8)	(36.7)	(13.4)	(13.5)	(12.4)
Net operating income (4)	60.6	62.2	10.0	22.6	18.5
Reversal of provision (provisions) for loan and off-balance sheet credit losses, net	2.5	(3.2)	3.0	(4.9)	(2.4)
Recoveries, net of impairment of assets	0.0	(0.1)	0.0	0.0	0.0
Net income - business segment	63.1	58.9	13.0	17.7	16.1
Net income attributable to the redeemable noncontrolling interest	0.2	0.5	0.0	0.1	(0.2)
NET INCOME ATTRIBUTABLE TO BLADEX - BUSINESS SEGMENT	$62.9	$58.4	$13.0	$17.6	$16.3
Other income unallocated - Gain on sale of premises and equipment	5.6	0.0	0.0	5.6	0.0
NET INCOME ATTRIBUTABLE TO BLADEX	$68.5	$58.4	$13.0	$23.2	$16.3

Average interest-earning assets	6,149	5,477	6,096	6,094	6,005
End-of-period interest-earning assets	6,349	6,245	6,349	6,227	6,245

The bank has aligned its operations into three major business segments, based on the nature of clients, products and on credit risk standards.

Interest expenses allocation methodology reflects allocated funding on a matched-funded basis, net of risk adjusted capital by business segment.

(1) Interest income on interest-earning assets, net of allocated cost of funds.

(2) Non-interest operating income consists of net other income (expense), excluding reversals (provisions) for loans and off-balance sheet credit losses and recoveries on assets.

(3) Operating expenses allocation methodology allocates overhead expenses based on resource consumption by business segment.

(4) Net operating income refers to net income excluding reversals (provisions) for loans and off-balance sheet credit losses and recoveries on assets.

(5) Includes selected deposits placed, and loans, net of unearned income and deferred loan fees.

(6) Includes cash and due from banks, interest-bearing deposits with banks, securities available for sale and held to maturity, trading securities and the investment fund.

EXHIBIT IX

CREDIT PORTFOLIO

DISTRIBUTION BY COUNTRY

(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	30SEP12		30JUN12		30SEP11		Change in Amount
	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)
COUNTRY

ARGENTINA	$284	4.7	$408	7.0	$430	7.1	$(124)	$(146)
BRAZIL	1,847	30.7	1,962	33.7	2,002	33.1	(115)	(155)
CHILE	364	6.1	361	6.2	397	6.6	3	(33)
COLOMBIA	374	6.2	384	6.6	794	13.1	(10)	(420)
COSTA RICA	258	4.3	282	4.8	181	3.0	(24)	77
DOMINICAN REPUBLIC	126	2.1	86	1.5	89	1.5	40	37
ECUADOR	277	4.6	239	4.1	243	4.0	38	34
EL SALVADOR	34	0.6	23	0.4	3	0.0	11	31
GUATEMALA	221	3.7	176	3.0	178	2.9	45	43
HONDURAS	50	0.8	48	0.8	49	0.8	2	1
JAMAICA	24	0.4	42	0.7	35	0.6	(18)	(11)
MEXICO	685	11.4	474	8.1	523	8.6	211	162
NETHERLANDS	112	1.9	62	1.1	47	0.8	50	65
NICARAGUA	9	0.1	5	0.1	1	0.0	4	8
PANAMA	286	4.8	261	4.5	193	3.2	25	93
PARAGUAY	19	0.3	20	0.3	21	0.3	(1)	(2)
PERU	622	10.3	618	10.6	361	6.0	4	261
TRINIDAD & TOBAGO	155	2.6	114	2.0	155	2.6	41	0
UNITED STATES	4	0.1	0	0.0	20	0.3	4	(16)
URUGUAY	112	1.9	100	1.7	155	2.6	12	(43)
VENEZUELA	54	0.9	63	1.1	33	0.5	(9)	21
MULTILATERAL ORGANIZATIONS	43	0.7	43	0.7	98	1.6	0	(55)
OTHER	56	0.9	57	1.0	45	0.7	(1)	11

TOTAL CREDIT PORTFOLIO (1)	$6,016	100%	$5,828	100%	$6,053	100%	$188	$(37)

UNEARNED INCOME AND COMMISSION (2)	(7)		(7)		(6)		0	(1)

TOTAL CREDIT PORTFOLIO, NET OF UNEARNED INCOME AND COMMISSION	$6,009		$5,821		$6,047		$188	$(38)

(1)	Includes book value of loans, selected commercial deposits placed, fair value of investment securities, acceptances, and contingencies (including confirmed letters of credit, stand-by letters of credit, equity investments and guarantees covering commercial risk, credit default swap and credit commitments).
(2)	Represents unearned income and commission on loans.

EXHIBIT X

COMMERCIAL PORTFOLIO

DISTRIBUTION BY COUNTRY

(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	30SEP12		30JUN12		30SEP11		Change in Amount
	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)
COUNTRY

ARGENTINA	$284	4.9	$408	7.3	$430	7.7	$(124)	$(146)
BRAZIL	1,803	31.0	1,918	34.1	1,913	34.2	(115)	(110)
CHILE	362	6.2	361	6.4	397	7.1	1	(35)
COLOMBIA	345	5.9	355	6.3	693	12.4	(10)	(348)
COSTA RICA	258	4.4	282	5.0	181	3.2	(24)	77
DOMINICAN REPUBLIC	126	2.2	86	1.5	89	1.6	40	37
ECUADOR	277	4.8	239	4.2	243	4.4	38	34
EL SALVADOR	34	0.6	23	0.4	3	0.1	11	31
GUATEMALA	221	3.8	176	3.1	167	3.0	45	54
HONDURAS	50	0.9	48	0.9	49	0.9	2	1
JAMAICA	24	0.4	42	0.7	35	0.6	(18)	(11)
MEXICO	647	11.1	436	7.8	458	8.2	211	189
NETHERLANDS	112	1.9	62	1.1	47	0.8	50	65
NICARAGUA	9	0.2	5	0.1	1	0.0	4	8
PANAMA	236	4.1	212	3.8	130	2.3	24	106
PARAGUAY	19	0.3	20	0.4	21	0.4	(1)	(2)
PERU	621	10.7	618	11.0	321	5.7	3	300
TRINIDAD & TOBAGO	155	2.7	114	2.0	155	2.8	41	0
UNITED STATES	4	0.1	0	0.0	20	0.4	4	(16)
URUGUAY	112	1.9	100	1.8	155	2.8	12	(43)
VENEZUELA	54	0.9	63	1.1	33	0.6	(9)	21
OTHER	56	1.0	57	1.0	45	0.8	(1)	11

TOTAL COMMERCIAL PORTFOLIO (1)	$5,809	100%	$5,625	100%	$5,586	100%	$184	$223

UNEARNED INCOME AND COMMISSION (2)	(7)		(7)		(6)		0	(1)

TOTAL COMMERCIAL PORTFOLIO, NET OF UNEARNED INCOME AND COMMISSION	$5,802		$5,618		$5,580		$184	$222

(1)	Includes book value of loans, selected deposits placed, acceptances, and contingencies (including confirmed letters of credit, stand-by letters of credit, equity investments and guarantees covering commercial risk and credit commitments).
(2)	Represents unearned income and commission on loans.

EXHIBIT XI

TREASURY PORTFOLIO

DISTRIBUTION BY COUNTRY

(In US$ million)

	AT THE END OF,			Change in Amount
	(A)	(B)	(C)
	30SEP12	30JUN12	30SEP11	(A) - (B)	(A) - (C)
COUNTRY

BRAZIL	$44	$44	$89	$0	$(45)
CHILE	2	0	0	2	2
COLOMBIA	29	29	101	0	(72)
GUATEMALA	0	0	11	0	(11)
MEXICO	38	38	65	0	(27)
PANAMA	50	49	63	1	(13)
PERU	1	0	40	1	(39)
MULTILATERAL ORGANIZATIONS	43	43	98	0	(55)

TOTAL TREASURY PORTOFOLIO (1)	$207	$203	$467	$4	$(260)

(1)	Includes securities available for sale and held to maturity, trading assets and contingent assets, which consist of credit default swap. Excludes trading assets managed by Bladex Latam Fundo de Investimento Multimercado.

EXHIBIT XII

CREDIT DISBURSEMENTS

DISTRIBUTION BY COUNTRY

(In US$ million)

	QUARTERLY INFORMATION			Change in Amount
	(A)	(B)	(C)
	3QTR12	2QTR12	3QTR11	(A) - (B)	(A) - (C)
COUNTRY

ARGENTINA	$150	$186	$194	$(36)	$(44)
BRAZIL	351	445	508	(94)	(157)
CHILE	172	12	208	160	(36)
COLOMBIA	114	190	196	(76)	(82)
COSTA RICA	176	190	156	(14)	20
DOMINICAN REPUBLIC	134	169	132	(35)	2
ECUADOR	219	161	231	58	(12)
EL SALVADOR	28	20	2	8	26
GUATEMALA	164	100	96	64	68
HONDURAS	42	50	43	(8)	(1)
JAMAICA	68	49	35	19	33
MEXICO	360	360	364	0	(4)
NETHERLANDS	85	1	73	84	12
PANAMA	77	130	76	(53)	1
PARAGUAY	8	17	21	(9)	(13)
PERU	286	380	198	(94)	88
TRINIDAD & TOBAGO	121	43	28	78	93
UNITED STATES	4	0	61	4	(57)
URUGUAY	12	0	35	12	(23)
VENEZUELA	6	51	27	(45)	(21)
OTHER	89	51	40	38	49

TOTAL CREDIT DISBURSED (1)	$2,666	$2,605	$2,724	$61	$(58)

(1)	Includes book value of loans, selected commercial deposits placed, fair value of selected investment securities, and contingencies (including confirmed letters of credit, stand-by letters of credit, guarantees covering commercial risk, credit default swap and credit commitments).